UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               AMBASE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    023164106
                                 (CUSIP Number)

                                                         - copy to -
         Denis F. Cronin                             Gary T. Moomjian, Esq.
         c/o Cronin & Vris, LLP                      Moomjian & Waite, LLP
         380 Madison Avenue                          100 Jericho Quadrangle
         24th Floor                                  Suite 225
         New York, New York 10017                    Jericho, New York 11753
                                                     (516) 937-5900

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 22, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023164106                                          Page 2 of 25 Pages

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Denis F. Cronin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [X] (1)
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                [  ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
                                    536,000
NUMBER OF                     --------------------------------------------------
SHARES                        8     SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY                      --------------------------------------------------
EACH                          9     SOLE DIPOSITIVE POWER
REPORTING                           536,000
PERSON WITH                   --------------------------------------------------
                              10    SHARED DIPOSITIVE POWER

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         536,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (See Instructions)          [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         IN
================================================================================
(1) An amendment to Schedule 13D is also being filed by Mr. George W. Haywood. While Messrs. Cronin and Haywood are filing based upon the possibility that they may be viewed as a group in view of the response to Item 4, Mr. Cronin disclaims that there is such a group. Mr. Haywood is separately filing an amendment to Schedule 13D and his shares are not included in this amendment to Schedule 13D.

     This Amendment No. 1 hereby amends and supplements the Schedule 13D filed by Denis F. Cronin with the Securities and Exchange Commission on March 22, 2004, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Ambase Corporation (the "Company"). This Amendment No. 1 amends the
Schedule 13D as specifically set forth.

Item 4.    Purpose of Transaction

     Item 4 is hereby amended to add the following:

     In respect of a suit filed by Mr. Denis F. Cronin and Mr. George W. Haywood in the Court of Chancery of the State of Delaware In and For New Castle County, the Court ruled that Mr. Cronin and Mr. Haywood met the technical requirements of Section 220 of the Delaware General Corporations Law and stated a proper purpose in their demands to inspect the books and records of the Company and consequently ordered the Company to allow such an inspection. Reference is made to the Court's Opinion, dated August 22, 2005, which is attached hereto as exhibit (b) and incorporated herein by reference.

     Specifically, the Court ruled that Mr. Cronin and Mr. Haywood must be given access to:

     o the Company's books and records for the years 2000 to the present relating to the direct and indirect compensation of the Company's chairman, president and chief executive officer, Mr. Richard Bianco;

     o minutes and related materials of the Personnel Committee of the Company's Board of Directors (the "Personnel Committee") relating to executive compensation for the years 2000 to the present;

     o all documents and reports related to the Company's 1994 Senior Management Incentive Plan (the "Plan") that was adopted by the Company's shareholders;

     o any expert's or consultant's reports or opinions concerning the Plan or compensation paid to executive officers between the years 2000 and the present;

     o documents relating to the Board of Directors or Personnel Committee's consideration of any change in the Company's Supplemental Retirement Plan, which was adopted in 1989;

     o all minutes of the Company's Board of Directors or any committee thereof for the period of January 1, 2000 to the present; and

     o the Company's books and records for the period of January 1, 1993 to the present relating to the consideration of individuals to serve as directors of the Company.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

     (b) Memorandum Opinion of Court of Chancery of the State of Delaware In and For New Castle County, dated August 22, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 4, 2005




                                          /s/ Denis F. Cronin
                                          --------------------------
                                          Denis F. Cronin

                                                                   EXHIBIT B
              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN

                            AND FOR NEW CASTLE COUNTY

           GEORGE W. HAYWOOD and        )
           DENIS CRONIN,                )
                                        )
                         Plaintiff,     )
                                        )
               v.                       )Civil Action No. 342-N
                                        )
           AMBASE CORPORATION,          )
                                        )
                         Defendant.     )
                                        )


                               MEMORANDUM OPINION

                             Submitted: May 12, 2005
                             Decided: August 22, 2005




Andre G. Bouchard, Esquire, Joel Friedlander, Esquire, Dominick T. Gattuso, Esquire, BOUCHARD MARGULES & FRIEDLANDER, P.A., Wilmington, Delaware, ATTORNEYS FOR PLAINTIFFS

Craig B. Smith, Esquire, Etta R. Wolfe, Esquire, SMITH, KATZENSTEIN & FURLOW LLP, Wilmington, Delaware, ATTORNEYS FOR DEFENDANT


PARSONS, VICE CHANCELLOR.

         Plaintiffs, George Haywood and Denis Cronin,  are beneficial  owners of

Defendant AmBase Corporation's  ("AmBase" or the "Company") common stock. AmBase is a publicly held Delaware  corporation whose primary business purpose, at this point in time,  is to  pursue  pending  litigation  against  the  United  States government based on the impact of the Financial  Institutions  Reform,  Recovery and Enforcement  Act of 1989  ("FIRREA") on its business.  Richard Bianco is the chairman, president and chief executive officer of AmBase.

         In  2003,   Haywood  and  Cronin  became  alarmed  by  the  payment  of compensation  and  benefits  to Bianco  that,  in their  view,  seemed  patently excessive.  After confronting  Bianco and receiving no satisfactory  explanation for what they  considered  his lavish  compensation,  Haywood  and  Cronin  made written demands to inspect AmBase's books and records.  AmBase refused to permit inspection of the documents requested.  Consequently, Haywood and Cronin brought this suit to compel inspection of certain of AmBase's books and records pursuant to 8 DEL. C. ss. 220.

         For the  reasons  discussed  below,  the Court  finds that  Haywood and

Cronin have stated a proper purpose under 8 DEL. C. ss. 220 and orders AmBase to permit  inspection  of  the  requested  documents  subject  to  the  limitations indicated.  Additionally,  the Court  declines to find AmBase liable for Haywood and Cronin's attorneys fees in connection with this matter.

                                    I. FACTS

                            A. PARTIES AND BACKGROUND

         Haywood  and Cronin are  sophisticated  investors.  Haywood is AmBase's second largest stockholder and holds 5,523,475 shares (12%) of its common stock.

Before becoming a private investor,  Haywood was a managing director and head of the bond  department at Lehman  Brothers,  and served as a hedge fund manager at

Moore Capital.(1) Additionally,  Haywood serves on the boards of several private and public companies,  including XM Satellite Radio. Cronin holds 536,000 shares

(1%) of AmBase common  stock.  Cronin is a former  partner of Wachtell,  Lipton,

Rosen & Katz, where he advised numerous  corporations during  restructurings and bankruptcies.  Cronin also serves on the boards of a public  company and private association. Both Haywood and Cronin became stockholders of AmBase in 1996.

         AmBase  was  incorporated  in 1975.  In August  1988,  AmBase  acquired

Carteret  Bancorp,   Inc.,  which  wholly  owned  Carteret  Savings  Bank,  F.A.

("Carteret"), a savings and loan institution. On December 4, 1992, the Office of

Thrift Supervision placed Carteret into receivership under the management of the

Resolution  Trust  Company.  Shortly  thereafter,  AmBase  commenced  litigation

against   the  Office  of  Thrift   Supervision   (the   "Supervisory   Goodwill

Litigation"),   seeking  damages  based  on  FIRREA's  elimination  of  AmBase's

"supervisory goodwill" in Carteret.

__________________

(1)  Tr. at 14.

         Since 1993,  AmBase's  principal  business operation has been to manage its assets  and  liabilities  remaining  after the loss of  Carteret,  including

resolution   of  IRS  claims   against   AmBase  for  alleged  tax   withholding

liabilities,(2) and prosecution of the Supervisory Goodwill  Litigation.  AmBase presently employs only Bianco and two other individuals.  In addition to serving as AmBase's CEO, president and chairman, Bianco served as the CEO, president and chairman of Carteret between 1991 and 1992.

                            B. BIANCO'S COMPENSATION

         Bianco  receives a base salary,  bonuses,  stock options and retirement benefits from various  compensation  plans  instituted by AmBase.  In 1989,  the board adopted the  Supplemental  Retirement Plan ("SERP"),  a continuation of an existing  retirement  plan that  AmBase  used when it ran  Carteret.  Presently,

Bianco is the only executive who participates in SERP.(3) In 1994, the personnel committee of AmBase's board of directors (the  "Personnel  Committee")  adopted,

subject to stockholder approval, a Senior Management Incentive Compensation Plan

(the "SMIC  Plan").  The purpose of the SMIC Plan was to "attract and retain the best available personnel" and "stimulate efforts of executive officers by giving them a direct economic  interest in the performance of

__________________

(2) AmBase had established a $66 million reserve to cover this potential liability. In 2001, AmBase succeeded in its defense of the IRS claim and reversed the reserve it had been holding. This had the effect of increasing AmBase's net worth from negative $24 million to positive $38 million.

(3) Bianco was not a director in 1989 when SERP was adopted. The plan is an unfunded plan, I.E. had AmBase fallen into bankruptcy Bianco would have lost any payments he was entitled to under SERP.

[AmBase]."(4)  Though  the SMIC  Plan  tied the  award of  bonuses  to  AmBase's performance,  it also allowed the Personnel Committee to grant additional awards of cash or other incentive  compensation at their discretion.(5) In fact, though

AmBase  failed to meet its  target  performance  under the SMIC Plan in 2002 and

2003,  Bianco was  awarded  discretionary  bonuses of $800,000  and  $1,000,000,

respectively,  for those years.

         Between  September  30,  2001 and 2004,  AmBase's  total  stockholder's equity dropped  approximately $10.5 million. Of that amount,  $6.175 million was paid to Bianco in salary and bonuses,  and approximately $4 million  represented an increase in pension  plan  liability  related to  Bianco.(6)

      C. HAYWOOD AND CRONIN BRING THEIR CONCERN TO THE ATTENTION OF AMBASE

         Both Haywood and Cronin felt that  Bianco's  compensation  was patently excessive.  Bianco's  annual  compensation  between  2001 and 2003  amounted  to approximately 10% of the market  capitalization of the Company.(7)  Haywood, who looks at "hundreds of companies" a year as a private investor, testified that he has "[n]ever seen  anything  like it";  "[it] just sticks out like a sore thumb.

It's  extraordinary."(8)  Cronin,  who has come across many pension plans in the course of his work, commented that "in my

___________________

(4)  JX 2.

(5) The Personnel Committee is comprised of the three outside directors of AmBase, John Costello, Robert Long and Michael Quinn.

(6)  Pre-Trial Stipulation and Order ("PTO") Para. 16, 21, 22.

(7)  SEE Tr. at 36; PTO Para. 19-23.

(8)  Tr. at 35-36.

career of 32 years, I don't think that I've seen on a comparable basis a pension plan that is as  excessive  as this plan  is."(9) In late 2003,  Haywood  called

Bianco  and  expressed  concern  that he was  "getting  paid way,  way,  way too much."(10)  Bianco,  however,  disagreed and asserted that, if anything,  he was being under-compensated.(11)

                         D. HAYWOOD AND CRONIN'S DEMANDS

         In January  2004,  Haywood and  Cronin's  unabated  concerns  regarding

Bianco's  compensation  lead them to make  written  demands to  inspect  certain categories of AmBase's documents (the "January Demands").

         The  January  Demands  state  that  their  purpose  is "to  investigate possible  mismanagement,  breaches of fiduciary duty,  waste of corporate assets and fraud at  [AmBase]  and to  communicate  with other  stockholders  about the results of such investigation." The January Demands request inspection of:

                    1.   All Books and  Records  relating to
                         Richard  A.  Bianco's   direct  and
                         indirect  compensation  (including,
                         but not limited to, salary,  bonus,
                         stock options,  SARS,  split dollar
                         life    insurance,     any    other
                         insurance,  tax  reimbursements  or
                         gross-ups,   perquisites   such  as
                         personal  use of  [Ambase]  assets,
                         etc.) from  [AmBase]  for the years
                         2000, 2001, 2002 and 2003,  whether
                         or  not   reflected  in  [AmBase's]
                         Proxy    statements,     including,
                         without  limitation,  all committee
                         minutes,
___________________

(9)  Tr. at 147.

(10) Tr. at 45.

(11) In fact, during one conversation between the two, Bianco argued that no one complains about the salary of for example, Dick Fuld, chairman of Lehman Brothers. Haywood responded that "if Dick Fuld got paid the same percentage of market cap that you get paid, he'd be getting paid $2 billion a year, with a B." Tr. at 36.

                         all   board   minutes,    and   all
                         employment  contracts,  relating to
                         Mr. Bianco's compensation.

                    2.   All Personnel Committee minutes and
                         related   materials   relating   to
                         executive   compensation   for  the
                         years 2000, 2001, 2002 and 2003.

                    3.   All Books and  Records  relating to
                         [AmBase's]  1994 Senior  Management
                         Incentive    Plan   (the   "Plan"),
                         including,  without limitation, all
                         documents, reports, resolutions and
                         minutes  relating to the  rationale
                         for said Plan,  its  drafting,  its
                         adoption  and any awards  made,  or
                         contemplated  to  be  made  in  the
                         future, pursuant to said Plan.

                    4.   Any   expert's   or    consultant's
                         reports or opinions  concerning the
                         Plan   or   compensation   paid  to
                         executive officers between 2000 and
                         the present.(12)


The January  Demands  were made under oath and  delivered  to Bianco at AmBase's principal  place  of  business.  AmBase  refused  to  permit  inspection  of the documents requested.  On March 23, 2004, Haywood and Cronin filed this action to compel inspection of AmBase's books and records under 8 DEL. C. ss. 220.

         On May 11,  2004,  Plaintiffs  served  supplemental  demand  letters on

AmBase  (the "May  Demands").  The May  Demands  state that their  purpose is to

"investigate  possible  mismanagement,  breaches  of  fiduciary  duty,  waste of corporate  assets  and fraud at  [AmBase],  to assess the  independence  or lack thereof of the non-management members of the board of directors of [AmBase], and to communicate with other stockholders about the results of such investigation."

The May Demands request inspection of:

                    1.   All Books and  Records  relating to
                         any    retirement    benefits   for
                         executives  of [AmBase]  including,
                         but not


___________________

(12) JX 15, 16.

                         limited  to,  a copy of  [AmBase's]
                         Supplemental  Retirement  Plan (the
                         "Supplemental    Plan")   and   all
                         documents, reports, resolutions and
                         minutes  relating to the  rationale
                         for  the  Supplemental   Plan,  its
                         drafting,   its  adoption  and  any
                         awards made, or  contemplated to be
                         made  in the  future,  pursuant  to
                         said Plan.

                    2.   All minutes of [AmBase's]  board of
                         directors or any committee  thereof
                         for the period from January 1, 2000
                         to the present.

                    3.   All Books and  Records  relating to
                         the consideration of individuals to
                         serve as  directors of [AmBase] for
                         the period from  January 1, 1993 to
                         the  present,  including,  but  not
                         limited to, all documents, reports,
                         resolutions and minutes relating to
                         the  evaluation  of  candidates  to
                         serve   on   [AmBase's]   board  of
                         directors   whether   or  not  such
                         individuals   were   nominated  for
                         election.(13)

The May Demands  were again made under oath and  delivered to Bianco at AmBase's principal  place of business.  AmBase again refused to permit  inspection of the documents requested in the January and May Demands (collectively  referred to as the "Demands  Letters").  On June 1, 2004,  Haywood and Cronin filed their First

Amended Complaint, which incorporated the May Demands.

       On June 17,  2004,  Haywood  and  Cronin met with  Bianco to discuss  the action and their  concern  regarding his  compensation.  Bianco  maintained  his position that he was not overpaid and suggested  that Haywood and Cronin hire an expert  to  evaluate  his  compensation.(14)  Accordingly,  Haywood  and  Cronin retained Graef Crystal, a well

___________________

(13) JX 17, 18.

(14) SEE Tr. at 39-40
known analyst  specializing in the field of executive  compensation.(15)  In his report (the "Crystal Report"), Crystal compared Bianco's compensation, including salary, stock options, bonuses and retirement benefits, over a three year period between  2001 and 2003  against 71 other S&Ls with  similar  total  assets,  net revenues and shareholders' equity.

The Crystal Report found that:

                    o    In salary,  the  $625,000  per year
                         average  annual  salary paid to Mr.
                         Bianco  ranked  him  at  the  100th
                         percentile   of  the   consolidated
                         comparator   group    distribution,
                         i.e.,  higher  than any other  CEO.
                         The   next   highest   salary   was
                         $590,000.

                    o    In the  combination  of salary  and
                         annual  bonus,   the  $2.1  million
                         annual  average for Mr. Bianco once
                         again   ranked  him  at  the  100th
                         percentile of the distribution. The
                         next highest  combination of salary
                         and bonus was just  $648,000,  LESS
                         THAN  ONE-THIRD  of  Mr.   Bianco's
                         average salary and bonus.

                    o    In  the   combination  of  all  pay
                         elements, except stock options, Mr.
                         Bianco's  annual  average  of  $2.1
                         million was once again at the 100th
                         percentile    level.    The    next
                         highest-paid    CEO   earned   $1.4
                         million. . . .

                    o    In  the   combination  of  all  pay
                         elements,  including  the estimated
                         present value of stock options, ...
                         Mr.  Bianco's  total pay averaged
                         $2.2 million a year.  In this case,
                         he ranked at the 96th percentile of
                         the distribution.(16)

___________________


(15) SEE JX 20. Haywood and Cronin retained Crystal at their own expense. In the recent DISNEY decision, Chancellor Chandler described Crystal as an executive compensation consultant "who is particularly well known within the industry for lambasting the extravagant compensation paid to America's top executives." In Re the Walt Disney Co. Derivative Litig., 2005 WL 187504, at *7 (Del. Ch. Aug. 9, 2005).

(16) JX 19 at HC 0020-21. Crystal observed that the three companies whose CEOs received total pay exceeding that of Bianco's had much lower base salaries and

Additionally,  Crystal  found the pension  accorded to Mr.  Bianco  "exceedingly generous  even at a major  company",  and "unheard of" for a company the size of

AmBase.(17) Crystal summarized the situation at AmBase as one where Bianco had engineered  for  himself  the  very
                         best  of all  possible  worlds.  He
                         wins  big,  and has won  big,  even
                         though  there is no  recovery  from
                         the      [Supervisory      Goodwill
                         Litigation].  And  if  there  is  a
                         recovery, he wins stupendously.  In
                         the  real   world,   there  are  no
                         investments   that   combine   huge
                         reward with virtually no risk.(18)

         In August  2004,  Haywood  and Cronin  shared the  Crystal  report with

AmBase and  reiterated  their request to inspect the  documents  outlined in the

Demand Letters. AmBase, however, continues to refuse inspection.

         On October 19,  2004,  AmBase  moved to dismiss  Haywood  and  Cronin's complaint under Court of Chancery Rule 12(b)(6) for failure to state a claim for which relief may be granted.  Plaintiffs  moved for, and were granted,  leave to amend their complaint  again to incorporate the Crystal Report.  On November 22,

2004,  Plaintiffs  filed their Second  Amended  Complaint  to compel  inspection pursuant  to 8 DEL.  C. ss.  220.  AmBase  moved to dismiss  the Second  Amended

Complaint on December 7, 2004, once again under Rule 12(b)(6).  The Court denied

AmBase's  motion to dismiss on February 7, 2005.  Trial was held on February 14,

and the Court heard post-trial argument

--------------------------------------------------------------------------------

     bonuses (all under $900,000 combined base salary and bonus). Their total compensation surpassed that of Bianco because of the value of their stock options, which reflected their respective companies' positive performances.

(17) JX 19 at HC 0022.

(18) ID. at HC 0024.

on May 12, 2005. This is the Court's  post-trial  opinion  regarding Haywood and

Cronin's action to compel inspection under ss. 220.

                                  II. ANALYSIS

         The parties  continue to dispute whether Haywood and Cronin have stated

a proper purpose to inspect AmBase's books and records, whether the scope of the categories of documents  sought is essential and sufficient,  and whether AmBase should be found liable for attorneys fees in connection with its defense of this action.

                                A. PROPER PURPOSE

         Section  220 of the DGCL  requires  that a  stockholder  state a proper purpose for their requested  inspection of books and records. A "proper purpose"

is defined by ss. 220(b) as one "reasonably related to such person's interest as a stockholder."  It is well settled that  investigation  of  mismanagement  is a proper purpose to inspect books and records.(19) While "actual wrongdoing itself need not be proved in a Section 220  proceeding," a plaintiff must demonstrate a

"credible  basis  to  find  probable  wrongdoing"  by  a  preponderance  of  the evidence.(20)

         The Demand Letters assert that the purpose of their requests to inspect

AmBase's books and records is to "investigate possible  mismanagement,  breaches of fiduciary duty,  waste of corporate  assets and fraud at [AmBase],  to assess the independence or lack

____________________

(19) Sec.  First Corp.  v. U.S. Die Casting & Dev.  Co., 687 A.2d 563, 567 (Del.
     1997); Freund V. Lucent Tech., Inc., 2003 WL 139766, at *3 (Del. Ch. Jan. 9, 2003).

(20) Sec. First, 687 A.2d at 567. See Also Thomas & Betts Corp. v. Leviton Mfg. Co., 681 A.2d 1026, 1031 (Del. 1996).

thereof of the non-management members of the board of directors of [AmBase], and

to   communicate   with   other   stockholders   about  the   results   of  such

investigation."(21)

         I find that Haywood and Cronin have demonstrated, by a preponderance of the evidence,  a credible  basis to find probable  wrongdoing.  Bianco's  annual compensation  between 2001 and 2003 amounted to approximately  10% of the market capitalization  of AmBase.  The lavish  compensation  that Bianco  received  for performing what appears to be an  unremarkable  amount of work,  itself,  raises some  concern.(22)  Nevertheless,  stockholders  generally  cannot satisfy their burden in a ss. 220 action  "merely by expressing  disagreement  with a business decision."(23)(23)  Haywood and Cronin,  however,  have plead facts that reflect more than a mere disagreement with a business decision.

         The Crystal  Report,  which is  incorporated by reference in the Second

Amended  Complaint,  provides  specific  facts  and  statistical  analysis  that supports Haywood and Cronin's belief that Bianco is overcompensated to the point of  corporate  mismanagement  and waste.  The Report also  constitutes  credible evidence in support of  Plaintiffs'  questioning  of the  Personnel  Committee's independence,  familiarity with the issues, and

___________________

(21) JX 15-18

(22) AmBase does not have operations other than managing its various legal proceedings, the most notable of which is the Supervisory Goodwill
     Litigation. Outside counsel represents AmBase in this litigation. Additionally, other than Bianco, AmBase only employs two people.

(23) Marathon Partners, L.P. v. M&F Worldwide Corp., 2004 WL 1728604, at *4 (Del. Ch. July 30, 2004). See Also Everett v. Hollywood Park, Inc., 1996 WL 32171, at *5-6 (Del. Ch. Jan. 19, 1996) (rejecting challenges to business judgments without a credible basis from which the Court could infer self-dealing or failure to exercise due care).

decision making  process.(24) For example,  Bianco's $2.1 million annual average of salary  and bonus  between  2001 and 2003,  not only  placed him at the 100th percentile of Crystal's comparable company distribution, but also meant that the next  highest paid CEO  received  less than one third of Bianco's  compensation.

Though  Bianco  ranked  at the 96th  percentile  when the  present  value of the various CEOs' stock options were included in the comparison, the three companies whose CEOs received total pay exceeding that of Bianco's had much lower combined base  salaries  and bonuses (all under $ 900,000).  Furthermore,  their level of total  compensation  was  attributable  to the high present value of their stock options, which reflected their respective companies' favorable performances.

     Additionally, during 2002 and 2003 the Personnel Committee awarded Bianco discretionary  bonuses of $800,000 and $1,000,000 despite the fact that the SMIC

Plan's  criteria for  awarding  bonuses were not met.  These  bonuses,  in turn,

caused  a  significant  increase  in  AmBase's  pension  liability  relating  to

Bianco.(25)  The  material  effect that these  bonuses  had on AmBase's  pension liability  raises doubts about the Personnel

___________________

(24) AmBase argues that the Crystal Report is "so flawed, it does not provide credible evidence to support a finding of probably [sic] mismanagement." Def.'s Post Trial Answering Br. at 34. They contend that Crystal did not compare AmBase to an appropriate set of companies, and failed to consider AmBase's "liabilities and legal problems" and the going concern qualification to AmBase's financial statements through 2000. ID. at 32. AmBase, however, failed to present any rebuttal expert or any other persuasive evidence as to why these factors should affect Crystal's analysis of the Company. Therefore, for the limited purposes of this ss. 220 action, I find the Crystal Report credible.

(25) See PTO Para. 22.

Committee's  independence  and the level of care they  utilized in making  these decisions. The resulting pension liability raises even more questions in view of the fact that AmBase  adopted the pension  plan,  SERP, in 1989 when it actively ran  Carteret.  After  1992,  the  nature of  AmBase  and its  business  changed dramatically.  Yet, the  stockholders  have not been afforded an  opportunity to vote on the viability of SERP since 1989. All of this evidence,  taken together,

provides a credible basis for an inference of probable wrongdoing.(26)

         Finally,  based on the facts  recited  above,  Haywood  and Cronin also question  the  Personnel  Committee's  independence,  i.e.  whether  they were a

"rubber stamp" board.(27) "While there may be instances in which a board may act with deference to corporate officers' judgments,  executive  compensation is not one of those  instances.  The board must  exercise its own business  judgment in approving an executive  compensation  transaction."(28) This court has held that

"director  independence is a `contextual  inquiry,' [and] potential  shareholder plaintiffs have been admonished to employ the Section 220

____________________

(26) AmBase isolates certain aspects of Bianco's compensation, such as base salary and a specific year's bonus award, to make the argument that no credible basis to infer mismanagement exists. Haywood and Cronin's concern, however, arose from the totality of the circumstances. Furthermore, the combination of several decisions of the board, together with the unique characteristics of AmBase and Bianco's level of total compensation, amply demonstrate that a credible basis for an inference of mismanagement exists.

(27) Tr. at 155, 161. The three members of the Personnel Committee, together with Bianco, constitute the entirety of the AmBase board of directors.

(28) Official Comm. of Unsecured Creditors of Integrated Health Serv., Inc. v. Elkins, 2004 WL 1949290, at *12 (Del. Ch. Aug. 24, 2004).

process to delve into the relationship  among board  members."(29)  The Delaware

Supreme Court has noted that a ss. 220 action may uncover:

                         facts  that  would  have  created a
                         reasonable doubt [as to the board's
                         independence].     For     example,
                         irregularities   or  "cronyism"  in
                         [the    Company's]    process    of
                         nominating   board   members  might
                         possibly   strengthen   her   claim
                         concerning [the allegedly  dominant
                         stockholder's]  control  over  [the
                         Company's]  directors.  A books and
                         records   inspection   might   have
                         revealed  whether  the board used a
                         nominating   committee   to  select
                         directors    and    maintained    a
                         separation        between       the
                         director-selection    process   and
                         management.  A  books  and  records
                         inspection might also have revealed
                         whether  [the  allegedly   dominant
                         stockholder]  unduly controlled the
                         nominating  process or whether  the
                         process   incorporated   procedural
                         safeguards  to  ensure   directors'
                         independence.    [The   stockholder
                         plaintiff] might also have reviewed
                         the minutes of the board's meetings
                         to  determine   how  the  directors
                         handled  [the  allegedly   dominant
                         stockholder's] proposals or conduct
                         in various contexts.(30)

Haywood  and Cronin  seek to inspect  AmBase's  books and  records to  determine exactly these types of things.  In the  circumstances of this case, the evidence provides a reasonable basis to question the board's  independence.  Thus, I find that Haywood and Cronin's  desire to  investigate  that  subject  constitutes  a proper purpose for a ss. 220 demand.

         All  the  categories  of  documents  requested  in the  Demand  Letters generally relate to Bianco's  compensation,  the board and Personnel Committee's consideration  of  the  SERP  and  SMIC  Plans  when  awarding  Bianco's  annual compensation, and the

____________________

(29) Amalgamated Bank v. UiCI, 2005 WL 1377432, at *3 (Del. Ch. June 2, 2005).

(30) Beam v. Stewart, 845 A.2d 1040, 1056 (Del. 2004); Amalgamated Bank, 2005 WL 1377432, at *4.

independence  of the Personnel  Committee.  These  categories also relate to the possible corporate wrongdoing alleged. Therefore, I find that Haywood and Cronin have stated a proper  purpose  for all seven  requests  contained  in the Demand

Letters.

                              B. SCOPE OF REQUESTS

         "A  stockholder  who demands  inspection for a proper purpose should be given access to all of the documents in the corporation's possession, custody or control, that are necessary to satisfy that proper purpose."(31) In other words,

a "stockholder  should be given enough  information to effectively  address" the corporate  wrongdoing  alleged  and  regarding  which they have  stated a proper purpose.(32) A stockholder in a ss. 220 action,  however, is not entitled to the same "wide ranging  discovery that would be available in support of litigation,"

but  rather  those  records  that  are   "essential   and   sufficient"  to  the

stockholder's  purpose.(33)  Haywood  and Cronin  request  seven  categories  of documents in their Demand  Letters.(34)  I address each of those  categories  in turn.

         AmBase  argues  that the  first  category,  which  seeks  all books and records relating to Bianco's direct and indirect compensation for the years 2000 to the present, is overly

____________________

(31) Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002).

(32) Saito, 806 A.2d at 115.

(33) Deephaven, 2005 WL 1713067, at *10 (quoting Helmsman Mgmt. Servs., Inc. v. A&S Consultants, Inc., 525 A.2d 160, 167 (Del. Ch. 1987)). See Also Magid
     v. Acceptance Ins. Cos., 2001 WL 1497177, at *3 (Del. Ch. Nov. 15, 2001).

(34) I will refer to the categories of documents requested in the January Demands as categories 1 through 4, and those requested in the May Demands as categories 5 through 7.

broad.(35) I disagree. Haywood and Cronin have demonstrated a need to understand all  aspects of  Bianco's  compensation,  reported  and  unreported,  and review documents  that  bear on how  that  compensation  was  established  and what was considered.

         AmBase next argues that the second and fourth  categories are overbroad because they seek materials regarding all AmBase executives' compensation rather than just  Bianco's.  Once  again,  I disagree.  Because  AmBase only has two or threes executives,  Haywood and Cronin should be given information regarding all executives in order to understand  fully how the Personnel  Committee  functions and makes its decisions related to executive compensation.

         AmBase next argues that the third category seeking  documents  relating to the SMIC Plan is  overbroad  because it  encompasses  drafts of the plan that were never presented to, or voted on by the Company's  stockholders.  I agree. I do,  however,  find that all  documents  and  reports  related to the plan,  and purpose of the plan, that  ultimately was adopted by the Company's  stockholders in 1994 are  necessary  to  satisfy  Haywood  and  Cronin's  proper  purpose  of investigating mismanagement.

         AmBase  also  argues  that the  fifth  category  seeking  all books and records related to any retirement benefits for executives is overbroad. I agree.

To the extent that this category  encompasses  plans that have been abandoned or were never considered in

____________________

(35) Although the January Demands, submitted in January 2004, only sought documents through 2003, Plaintiffs argue that they are entitled to information through to the present time. In the circumstances of this case, I conclude that Plaintiffs are entitled to inspect the requested documents in all categories where a temporal limitation might apply to the present time. See Landgarten v. York Research Corp., 1988 WL 7392, at *7 (Del. Ch. Feb. 3, 1988).

relation  to  Bianco,  it is  overbroad.  Documents  relating  to the  board  or

Personnel  Committee's  consideration  of making any kind of change in the SERP,

whether or not it  specifically  related to Bianco,  however,  are  essential to

Haywood and Cronin's proper purpose and should be made available.

         Additionally,  AmBase seeks to limit the board minutes that Haywood and

Cronin request in the sixth category. This court recently held that:

                         [I]t is clear that [defendants] may
                         not limit [plaintiff]'s  inspection
                         of  its   minutes   to  only  those
                         portions  specifically   addressing
                         the [alleged probable wrongdoings].
                         Instead, [plaintiff] is entitled to
                         broad  access  to  the  minutes  in
                         order    to    evaluate     whether
                         [defendant's]  directors,   through
                         their  conduct as revealed in those
                         minutes,   have   satisfied   their
                         fiduciary duties.(36)

In this  case,  general  access to the  minutes  is  necessary  to put  Bianco's compensation  in perspective  and evaluate the  independence  of the other board members. Therefore, I deny Ambase's attempt to limit the scope of this category.

         Finally,  I find that the seventh category,  books and records relating to the consideration of individuals to serve as directors of AmBase from 1993 to the present, is essential to Haywood and Cronin's proper purposes.  As discussed above,  "director independence is a `contextual inquiry,'" and stockholders have

been   encouraged  "to  employ  the  Section  220  process  to  delve  into  the relationship among board members."(37)  Determining  whether  "irregularities or

`cronyism' [exist] in [the Company's] process of

____________________

(36) Amalgamated Bank, 2005 WL 1377432, at *4.

(37) Id. at *3.

nominating board members",  "whether  [Bianco] unduly  controlled the nominating process or whether  the process  incorporated  procedural  safeguards  to ensure directors'  independence"(38)  are all essential to address the issue of whether the board was truly independent.

                                C. ATTORNEYS FEES

         Delaware  follows the "American  Rule," under which a prevailing  party generally is expected to pay its own attorney's  fees and  costs.(39)  Attorneys fees may be awarded under the bad faith  exception to the American Rule "where a party has engaged in `bad faith  conduct,'  which  `unnecessarily  prolonged  or delayed [the]  litigation' or `knowingly  asserted  frivolous  claims.'"(40)  As stated in the MONTGOMERY CELLULAR case, "[t]he bad faith exception is applied in

`extraordinary  circumstances'  as a tool to  deter  abusive  litigation  and to protect the integrity of the judicial process."(41)

         In MONTGOMERY CELLULAR,  the Delaware Supreme Court recently summarized some of the circumstances in which awards of attorneys' fees have been found justified.

                         In  JOHNSTON V.  ARBITRIUM  (CAYMAN
                         IS.)  HANDELS  AG,  [720  A.2d  542
                         (Del. 1998)],  this Court held that
                         a fee-shifting  award of attorneys'
                         fees was appropriate  under the bad
                         faith   exception,    because   the
                         defendants  had:  (i)  defended the
                         action despite their knowledge that
                         they had no valid defense,

____________________

(38) Beam, 845 A.2d at 1056.

(39) Montgomery Cellular Holding Co. v. Dobler, 2005 WL 1936157, at *15 (Del. Aug. 1, 2005).

(40) Nagy v. Bistricer, 770 A.2d 43, 64-65 (Del. Ch. 2000) (quoting Johnston V. Arbitrium (Cayman Is.) Handels Ag, 720 A.2d 542, 546 (Del. 1998)).

(41) 2005 WL 1936157, at *15.

                         (ii)  delayed  the  litigation  and
                         asserted  frivolous  motions,   and
                         (iii) falsified evidence,  and (iv)
                         changed  their  testimony  to  suit
                         their  needs.   Similarly,  in  RGC
                         International  Investors  v.  Greka
                         Energy Corp., [2001 WL 984689 (Del.
                         Ch. Aug.  22,  2001),] the Court of
                         Chancery  awarded  attorneys'  fees
                         against the defendant under the bad
                         faith   exception,    because   the
                         defendant  had forced the plaintiff
                         to engage in litigation  that would
                         not  have  been  necessary  if  the
                         defendants   had  acted  with  even
                         minimal responsibility; and because
                         the multiple  theories  advanced by
                         the defense had "minimal  grounding
                         in  fact  and  law"  and  made  the
                         litigation  more  expensive than it
                         should have been.  And, in Kaung v.
                         Cole  National   Corp.,   [2005  WL
                         1635200 (Del.  July 5, 2005),] this
                         Court    recently     upheld    the
                         application   of  the   bad   faith
                         exception  to  the  American   Rule
                         where the plaintiff had an improper
                         motive for filing the  action,  the
                         plaintiff's   attorneys   had  made
                         excessive and duplicative discovery
                         requests  while  ignoring their own
                         client's discovery obligations, and
                         one   of   the    plaintiff's   key
                         witnesses had refused to answer any
                         questions         during        his
                         deposition.(42)


          In support of their request for  attorneys'  fees,  Haywood and Cronin complain about a number of Ambase's  actions in connection with this litigation.

Plaintiffs  argue that they had a "clearly  established  legal right" to inspect

Ambase's books and records, and that Defendant had no good faith basis to resist their  Demand  Letters.  Plaintiffs  also  complain  that Ambase  requested  and obtained  more than ten  extensions,  suggested  that that  Plaintiffs  retain a compensation  consultant,  but then refused to accept the consultant's report in support of their claimed  proper  purpose,  deposed both  Plaintiffs,  filed two motions to dismiss  that were both  "frivolous,"  according to  Plaintiffs,  and needlessly  forced them to incur the costs of  discovery,  trial and  post-trial briefing and argument. For the most part, Ambase denies those allegations.

____________________

(42) Id. (footnotes and citations omitted).

         Having  presided over all aspects of this  litigation,  I conclude that

Plaintiffs  have not shown that  Ambase's  conduct was in bad faith or otherwise sufficiently  egregious  to justify an award of  attorneys'  fees.  There was no evidence of any intentional misconduct by Ambase. Though AmBase resisted Haywood and Cronin's demands every step of the way, they did appear to have a legitimate

basis  for  their  first  motion  to  dismiss,   which  resulted  in  Plaintiffs

voluntarily amending their complaint,  and valid concerns regarding the scope of the documents requested. Ambase also made a colorable, albeit strained, argument that Bianco's  compensation was merely a business  decision and that Plaintiffs'

disagreement with it could not support a ss. 220 demand. In the latter regard, I further note that the publicly  available  information  suggested  that Ambase's directors,  other than Bianco,  were disinterested in the challenged actions and at least  arguably  capable of acting  independently  from Bianco.  Lastly,  the discovery  taken by Ambase  appears to have been  commensurate  with the limited nature  and scope of this ss.  220  action.  Therefore,  I decline  Haywood  and

Cronin's request for attorneys fees.

                                 III. CONCLUSION

        For the reasons  stated above,  the Court finds that Haywood and Cronin have met the technical  requirements  of, and stated a proper  purpose  under, 8

DEL. C. ss. 220,  including the  investigation of possible  wrongdoing.  Thus, I order  AmBase to permit  Haywood  and Cronin to inspect its books and records as specified in this memorandum  opinion.  Furthermore,  the Court declines to find

AmBase liable for Haywood and Cronin's attorneys fees.

         IT IS SO ORDERED.



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